OSISKO REPORTS FIRST QUARTER 2019 RESULTS

CASH FLOWS FROM OPERATING ACTIVITIES OF $24.8 MILLION

Montréal, May 1, 2019 – Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced its consolidated financial results for the first quarter of 2019.

Highlights

  Earned 19,753 gold equivalent ounces1 (“GEOs”) compared to 20,036 in Q1 2018;

  Revenues from royalties and streams of $33.5 million compared to $32.6 million in Q1 2018;

  Generated cash flows from operating activities of $24.8 million compared to $23.3 million in Q1 2018;

  Adjusted earnings2 of $5.8 million, $0.04 per basic share2 compared to $8.9 million, $0.06 per basic share in Q1 2018;

  Recorded cash operating margins3 of 89% from royalty and stream interests, generating $29.9 million in operating cash flow in the first quarter, in addition to a quarterly cash operating margin of $0.7 million from offtake interests;

  Closed the previously announced senior secured silver stream facility with reference to up to 100% of the future silver produced from the Horne 5 property owned by Falco Resources Ltd.;

  Repaid in full the revolving credit facility in January 2019 (payment of $30.0 million);

  Incurred an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream. This impairment is mainly due to a significant impairment charge of $83.2 million announced on March 28, 2019 by the operator of the Renard diamond mine in Québec, Canada, reflecting a lower diamond pricing outlook than expected;

  Acquired for cancellation 852,500 of our common shares for $10.2 million (average acquisition cost of $11.96 per share);

  Held $108.5 million in cash and $403.8 million in equity investments4 as at March 31, 2019;

  Declared a quarterly dividend of $0.05 per common share paid on April 15, 2019 to shareholders of record as of the close of business on March 29, 2019.

For more details, please refer to the Management’s Discussion and Analysis for the three months ended March 31, 2019.

Recent Performance

Sean Roosen, Chair and Chief Executive Officer commented on the first quarter of 2019 activities: “Our Q1 results were in-line with our expectation and we anticipate to meet our guidance with stronger GEO deliveries from our asset base during the remainder of the year. With stronger deliveries from the Renard and Gibraltar streams as well as growth expected this year from the Lamaque and Eagle Gold royalties, Osisko looks forward to enhanced financial flexibility and to potentially increase its dividend towards the end of the year, and continues to be in a great position to deploy capital as opportunities present themselves in the current depressed market environment. We congratulate the Eldorado Gold Corporation team for achieving commercial production at its Lamaque mine in Québec”.

Outlook

Osisko’s 2019 outlook on royalty, stream and offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana Gold Inc. and Agnico Eagle Mines Limited, for the Éléonore mine published by Newmont Goldcorp Corporation, and for the Renard mine published by Stornoway Diamond Corporation. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Mantos Blancos mine, or uses management’s best estimate.

Attributable GEOs for 2019 remains unchanged from previous guidance. GEOs and cash margin by interest are estimated as follows:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	54,700	61,100	99.9
Stream interests	28,000	31,300	65.5
Offtake interests	2,300	2,600	1.2
	85,000	95,000

For the 2019 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$15.50 per ounce of silver and US$95 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.30.

Q1 2019 Results Conference Call

Osisko will host a conference call on Thursday, May 2, 2019 at 10:00 am EDT to review and discuss its Q1 2019 results.

Those interested in participating in the conference call should dial in at 1 (877) 223-4471 (North American toll free), or 1 (647) 788-4922 (international). An operator will direct participants to the call.

The conference call replay will be available from 1:00 pm EDT on May 2, 2019 until 11:59 pm EDT on May 9, 2019 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1 (416) 621-4642, access code 2691455.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc., an 18.8% interest in Victoria Gold Corp. and a 19.9% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Notes:

(1)

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended
		March 31,
	2019	2018

Gold(1)	$1,304	$1,329
Silver(2)	$15.57	$16.77

Exchange rate	1.3295	1.2647
(US$/Can$)(3)

(i)	The London Bullion Market Association’s pm price in U.S. dollars
(ii)	The London Bullion Market Association’s price in U.S. dollars
(iii)	Bank of Canada daily rate

(2)

“Adjusted earnings” and “Adjusted earnings per basic share” are not recognized measures under the International Financial Reporting Standards (“IFRS”). Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of the Management’s Discussion and Analysis for the three months ended March 31, 2019.

(3)

Cash operating margin, which represents revenues less cost of sales, is a non-IFRS measure. The Company believes that this non-IFRS generally accepted industry measure provides a realistic indication of operating performance and provides a useful comparison with its peers. The following table reconciles the cash margin to the revenues and cost of sales presented in the consolidated statements of income and related notes:

	Three months ended
(In thousands of dollars)		March 31,
	2019	2018
	$	$

Revenues	100,726	125,614
Less: Revenues from offtake interests	(67,226)	(93,029)
Revenues from royalty and stream interests	33,500	32,585

Cost of sales	(70,104)	(93,667)
Less: Cost of sales of offtake interests	66,510	90,604
Cost of sales of royalty and stream interests	(3,594)	(3,063)

Revenues from royalty and stream interests	33,500	32,585
Less: Cost of sales of royalty and stream interests	(3,594)	(3,063)
Cash margin from royalty and stream interests	29,906	29,522
	89.3%	90.6%

Revenues from offtake interests	67,226	93,029
Less: Cost of sales of offtake interests	(66,510)	(90,604)
Cash margin from offtake interests	716	2,425
	1.1%	2.6%

(4)

Represents the estimated fair value based on the quoted prices of the investments in a recognized stock exchange as at March 31, 2019. For private investments, an internal or external evaluation is prepared.

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the estimate of GEOs to be received in 2019, and Osisko’s ability to seize future opportunities. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results deriving from Osisko’s royalties, streams and other interests to differ materially from those in forward-looking statements include, without limitation: influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assu re investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2019	2018
	$	$

Assets

Current assets

Cash	108,497	174,265
Short-term investments	13,119	10,000
Amounts receivable	6,871	12,321
Other assets	1,013	1,015
	129,500	197,601
Non-current assets

Investments in associates	303,407	304,911
Other investments	121,364	109,603
Royalty, stream and other interests	1,391,299	1,414,668
Exploration and evaluation	92,777	95,002
Goodwill	111,204	111,204
Other assets	11,265	1,657
	2,160,816	2,234,646

Liabilities

Current liabilities

Accounts payable and accrued liabilities	9,273	11,732
Dividends payable	7,757	7,779
Provisions	4,439	3,494
Lease liabilities	703	-
	22,172	23,005
Non-current liabilities

Long-term debt	324,355	352,769
Lease liabilities	9,077	-
Deferred income taxes	77,816	87,277
	433,420	463,051
Equity

Share capital	1,609,435	1,609,162
Warrants	18,072	30,901
Contributed surplus	33,987	21,230
Equity component of convertible debentures	17,601	17,601
Accumulated other comprehensive income	21,090	23,499
Retained earnings	27,211	69,202
	1,727,396	1,771,595
	2,160,816	2,234,646

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	2019	2018
	$	$

Revenues	100,726	125,614

Cost of sales	(70,104)	(93,667)
Depletion of royalty, stream and other interests	(12,376)	(13,230)

Gross profit	18,246	18,717

Other operating expenses

General and administrative	(5,934)	(4,426)
Business development	(1,738)	(1,192)
Impairment of asset	(38,900)	-

Operating income (loss)	(28,326)	13,099

Interest income	1,172	1,492
Finance costs	(5,747)	(6,634)
Foreign exchange gain (loss)	(1,121)	187
Share of loss of associates	(1,762)	(1,397)
Other losses, net	(35)	(2,581)

Earnings (loss) before income taxes	(35,819)	4,166

Income tax recovery (expense)	9,270	(1,856)

Net earnings (loss)	(26,549)	2,310

Net earnings (loss) per share
Basic	(0.17)	0.01
Diluted	(0.17)	0.01

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months ended March 31, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2019	2018
	$	$

Operating activities
Net earnings (loss)	(26,549)	2,310
Adjustments for:
Share-based compensation	2,701	673
Depletion and amortization	12,660	13,272
Impairment of asset	38,900	-
Finance costs	1,683	1,618
Share of loss of associates	1,762	1,397
Net loss (gain) on acquisition of investments	175	(1,908)
Change in fair value of financial assets at fair value through profit or loss	529	4,489
Net gain on disposal of investments	(669)	-
Deferred income tax expense (recovery)	(9,482)	1,667
Foreign exchange loss	1,159	898
Settlement of deferred share units	(295)	-
Other	47	46
Net cash flows provided by operating activities before changes in non-cash working capital items	22,621	24,462
Changes in non-cash working capital items	2,129	(1,159)
Net cash flows provided by operating activities	24,750	23,303

Investing activities
Short-term investments	(13,119)	(500)
Acquisition of investments	(5,759)	(13,629)
Proceeds on disposal of investments	422	25,578
Acquisition of royalty and stream interests	(27,969)	(9,970)
Exploration and evaluation tax credits, net	186	1,094
Other assets	(155)	(18)
Net cash flows provided by (used in) investing activities	(46,394)	2,555

Financing activities
Exercise of share options and shares issued under the employee share purchase plan	5,683	114
Issue expenses	-	(186)
Financing fees	-	(379)
Repayment of long-term debt	(30,000)	-
Principal elements of lease payments	(174)	-
Normal course issuer bid purchase of common shares	(11,901)	(20,333)
Dividends paid	(6,298)	(7,547)
Net cash flows used in financing activities	(42,690)	(28,331)

Effects of exchange rate changes on cash and cash equivalents	(1,434)	1,385
Decrease in cash and cash equivalents	(65,768)	(1,088)
Cash and cash equivalents – beginning of period	174,265	333,705
Cash and cash equivalents – end of period	108,497	332,617